July 6, 2005


Mr. Michael O. Aldridge
Senior Vice President and Chief Financial Officer
Petroquest Energy, Inc.
400 E. Kaliste Saloom Road Suite 6000
Lafayette, LA 70508


 Re:    Petroquest Energy, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2004
        Filed March 8, 2005
        File No. 000-19020

Dear Mr. Aldridge:

     We have completed our review of your 2004 Form 10-K and do
not, at this time, have any further comments.

        Sincerely,


        Karl Hiller
        Branch Chief


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Mr. Michael O. Aldridge
Petroquest Energy, Inc.
July 6, 2005
page 1


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF CORPORATION FINANCE
MAIL STOP 04-05